As filed with the Securities and Exchange Commission on September 28, 2007

Registration No. 333-144559

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 2

TO

FORM S-3

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

AXS-ONE INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-2966911 (I.R.S. Employer Identification Number)

301 Route 17 North

Rutherford, New Jersey 07070

(201) 935-3400

(Address, including zip code, and telephone number,

including area code, of registrant’s principal executive offices)

William P. Lyons

Chairman of the Board and Chief Executive Officer

AXS-One Inc.

301 Route 17 North

Rutherford, New Jersey 07070

(201) 935-3400

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copy to:

Michael Grundei, Esq.

Wiggin and Dana LLP

400 Atlantic Street

Stamford, Connecticut 06901

(203) 363-7600

Approximate date of commencement of proposed sale to public: From time to time after this registration statement has been declared effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
☐ _______________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ _______________

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information contained in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 28, 2007

PROSPECTUS

5,942,722 Shares

AXS-ONE INC.

Common Stock

This prospectus relates to the offer and sale of up to 5,942,722 shares of our common stock, including up to 2,816,230 shares issuable upon the conversion of Series A 6% secured convertible promissory notes, 1,126,492 shares issuable upon the conversion of Series B 6% secured convertible promissory notes, and 2,000,000 shares issued or issuable upon the exercise of presently exercisable warrants by the selling stockholders listed in “Selling Stockholders” beginning on page 14, including their transferees, pledgees or donees or their respective successors.

The prices at which these shares may be sold will be determined by the prevailing market price for shares of our common stock, in negotiated transactions or otherwise. We will not receive any of the proceeds from the sale of these shares. We could receive up to $20,000 upon payment of the exercise price of the warrants. We intend to use any such proceeds for general working capital.

Our common stock is listed on the American Stock Exchange under the symbol “AXO”. On September 27, 2007, the last reported sale price for our common stock was $0.78 per share.

Investing in our common stock involves risks. See “Risk Factors,” beginning on page 2 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                   , 2007

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration or continuous offering process. Under this shelf process, selling stockholders may from time to time sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities that the selling stockholders may offer. Each time a selling stockholder sells securities, that selling stockholder is required to provide you with a prospectus and/or a prospectus supplement containing specific information about the selling stockholder and the terms of the securities being offered. A prospectus supplement may include other special considerations applicable to those securities. The prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in the prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading “Where You Can Find More Information.”

The registration statement, of which this prospectus is a part, including the exhibits to the registration statement, provides additional information about us and the securities offered by the selling stockholders under this prospectus. The registration statement, including the exhibits, can be read on the website maintained by the Securities and Exchange Commission or at the offices of the Securities and Exchange Commission as set forth under the heading “Where You Can Find More Information.”

You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may only be used where it is legal to sell these securities. The information in this prospectus may only be accurate on the date of this prospectus.

(i)

SUMMARY

This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes and other information incorporated by reference, before making an investment decision. The terms “AXS-One,” “we,” “us,” and “our” refer to AXS-One Inc.

AXS-One Inc. is a software company providing robust, secure business solutions that allow an organization to reduce the inherent risks associated with retaining and managing corporate records as well as to achieve efficiency in its business processes and to extend those efficiencies to its customers, suppliers, and business partners. AXS-One was formed in 1978 and has a proven track record in developing flexible, high-performance, scalable, secure and effective business solutions for Global 2000 organizations. AXS-One’s ability to quickly identify emerging market opportunities and to build high-quality, innovative solutions have won many awards over the years. We have devoted significant resources to developing new products which serve the Content Archival, Records Management, Compliance Management, E-Discovery, Litigation Readiness and Information Management Markets.

AXS-One believes that changes in the scope and complexity of the corporate regulatory, governance, privacy and legal environment have significantly altered how organizations are doing, and are required to do, business. Organizations are re-evaluating their software requirements to invest in solutions that ensure operational efficiency and competitive advantage while enabling them to address and satisfy their requirements for corporate governance, regulatory compliance, litigation readiness, legal discovery and privacy of information. AXS-One’s approach allows organizations to meet these requirements by leveraging investments in existing systems to extend them with collaborative web services and business. This results in manageable investments, quick implementation schedules and a more rapid return on investment.

On October 31, 2006, we sold certain assets and liabilities through which we operated the AXS-One Enterprise Solutions financial management and accounting applications business (‘‘Enterprise Solutions’’) to Computron Software, LLC for the sum of $12 million in cash plus future potential consideration for exceeding specified license revenue targets. Additionally, Computron Software, LLC assumed net liabilities of approximately $6.2 million. We recorded a gain of $17.2 million on the sale. The assets sold primarily consisted of client contracts, marketing agreements, internally developed software, accounts receivable and fixed assets of the business. The liabilities sold consisted primarily of employee related liabilities, accounts payable and deferred revenue.

AXS-One has one main product line – the AXS-One Compliance Platform™ - an integrated archiving and electronic records management software solution that enables organizations to manage growing volumes of disparate electronic records, including e-mail and instant messages, images, office documents, ERP-generated data such as electronic print reports and SAP archival data. All records are archived and managed according to corporate records policies from initial capture and indexing through archival, search and ultimate destruction. These products have been developed and optimized to address global issues of regulatory compliance, corporate governance, litigation readiness, e-discovery, supervision and privacy as they relate to the retention and disposition of electronic records, as well as to significantly reduce infrastructure costs (primarily storage and associated management costs).

Our principal executive offices are located at 301 Route 17 North, Rutherford, New Jersey 07070, and our telephone number is (201) 935-3400. We maintain a website at www.axsone.com where general information about us is available. We are not incorporating the contents of the website into this prospectus.

RISK FACTORS

Our business faces many risks. If any of the events or circumstances described in the following risk factors actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently believe are immaterial may also impair our business operations. You should consider the following risks, as well as the other information included or incorporated by reference in this prospectus before deciding to invest in our common stock.

We have a previous history of net losses.

AXS-One recorded net income of $5.5 million in 2006 primarily related to the sale of the Enterprise Solutions business, and recorded net losses of $9.0 million and $5.2 million in 2005 and 2004 respectively. AXS-One incurred a loss of $19.6 million, $15.1 million and $2.6 million for 2006, 2005 and 2004, respectively, from continuing operations. We were not able to obtain operating profitability in 2004, 2005 and 2006 from continuing operations and may not be able to be profitable on a quarterly or annual basis in the future. As of December 31, 2006, we had an accumulated deficit of $85.1 million. On November 1, 2006, we sold the assets of our Enterprise Solutions business to Computron Software, LLC, a subsidiary of Parallax Capital Partners, LLC for $12 million in cash plus future potential consideration if specified license revenue thresholds are exceeded. Additionally, Computron Software LLC assumed net liabilities of approximately $6.2 million. This represented our historically profitable segment.

Additionally, AXS-One’s revenue and operating results have fluctuated and may continue to fluctuate significantly from quarter to quarter in the future, causing our common stock price to be volatile and may cause the market price to fall. A variety of factors, many of which are not in our control, cause these fluctuations and include, among others:

•	the proportion of revenues we earn from license fees versus fees for the services we provide,
•	the number of partners selling our products and their continued willingness to do so,
•	the number of third parties we use to perform services,
•	the amount of revenues we generate from our sale of third party software,
•	demand for our products,
•	the size and timing of individual license transactions,
•	the products and enhancements that we, or our competitors, introduce,
•	changes in our customers’ budgets,
•	potential customers’ unwillingness to undertake major expenditures with us due to our past operating results,
•	availability or changes to third party products,
•	new or emerging technologies,
•	competitive conditions in the industry and general economic conditions, and
•	unrest in the Middle East or other world events.

Additionally, clients’ licensing of our products is often delayed because:

•	our clients must commit a significant amount of capital,
•	frequently, a license purchase must be authorized through the multiple channels within a client’s organization, and
•	sales are increasingly driven through our partners, reducing our control over the sales cycle.

Because of these reasons, as well as others, our products’ sales cycles are typically lengthy and subject to a number of significant risks over which we often have little or no control which include a customer’s budgetary constraints and internal authorization reviews.

Historically, AXS-One has operated with a small license backlog, since products are generally shipped as we receive orders. Because our license fees in any quarter substantially depend on orders booked and shipped in the last month, and often during the last week, of a given quarter our revenues have been back-end loaded and subject to fluctuation.

Delays in the timing of when we recognize specific revenues may adversely and disproportionately affect our operating results because:

•	a high percentage of our operating expenses are relatively fixed, and
•	only a small percentage of our operating expenses vary with our revenues.

Because of these factors, we believe that period-to-period comparisons of our operating results are not necessarily meaningful and one should not rely on quarter-to-quarter comparisons of our operating results to be indicative of our future performance.

Additionally, our business has experienced, and we expect to continue to experience, significant seasonality, due, in part, to our customers’ buying patterns, caused primarily by:

•	our customers’ budgeting and purchasing patterns, and
•	our sales commission policies. Generally, we compensate our sales personnel based on quarterly and annual performance quotas.

We expect that these patterns will likely continue in the future.

As a result of these factors, in future quarters, our operating results may be significantly lower than the estimates of public market analysts and investors. Any discrepancy could cause the price of our common stock to be volatile and to decline significantly. We can give no assurance that we will be profitable in any future quarter.

The market in which we compete is intensely competitive.

AXS-One can give no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures will not have a material adverse effect on our business, operating results and financial condition. Our market is intensely competitive and changing rapidly. A number of companies offer products similar to ours and target the same customers. We believe that our ability to compete depends upon many factors, many of which are not in our control, including, among others,

•	timing and market acceptance of new products and enhancements developed by us, as well as by our competitors,
•	whether our products are reliable, how they function, perform, and are priced,
•	our customer service and support,
•	our sales and marketing efforts, and
•	our product distribution.

AXS-One solutions are positioned in a highly dynamic market. Our competitors within the Records Compliance Management market include Computer Associates, EMC, Hewlett Packard, IBM, OpenText, Symantec and Zantaz. There are also a growing number of smaller, niche vendors targeting specific areas of this market worldwide.

Most of our competitors are substantially larger than us, and have significantly greater financial, technical and marketing resources, and extensive direct and indirect distribution channels. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to developing, promoting and selling their products than we can. Additionally, our competitors often have stronger financial positions than we do, and use that fact as an advantage during the selling process. Our products also compete with those offered by other vendors and with proprietary software developed by third-party professional service organizations, as well as by potential customers’ management information systems departments.

As our market continues to develop and expand, we expect established and emerging companies to compete with us due to the relatively low barriers to entry within the software market. We expect that competition will also increase as the software industry consolidates. During 2006, we saw the acquisition trend continue with competitors in the Records Compliance Management market being acquired by large companies with significantly greater financial and marketing resources than us. Furthermore, we cannot assure anyone that any of the companies with whom we currently have relationships, most of which may have significantly greater financial and marketing resources than we do, will not, in the future, develop or market software products that compete with our products, or discontinue their relationship or support of us.

Additionally, our current and potential competitors have established, or may establish in the future, cooperative relationships among themselves or with third parties to increase their products’ ability to address the needs of our prospective customers. Therefore, new competitors or alliances among competitors could emerge and rapidly acquire a significant market share. Increased competition is likely to result in

•	reducing the price of our products,
•	reducing our gross margins, and
•	losing our market share.

Any of these factors would adversely affect our business, our operating results and financial condition.

AXS-One depends on one principal suite of products for its revenues.

We depend on our Records Compliance Management solutions for substantially all our revenue. The market for these products is relatively new and evolving rapidly. Accordingly, our future operating results will depend, in part, on:

•	achieving broader market acceptance of our products and services,
•	expanding our relationships with vendors in the hosting and emerging subscription market as well as our Value-Added Reseller network worldwide,
•	expanding our relationships with systems integrators,
•	maintaining our existing customer base,
•	expanding our customer base, as well as
•	enhancing our products and services to meet our customers’ evolving needs.

Additionally, during 2007, our AXS-One Compliance Platform needs to gain greater market acceptance. If:

•	demand in the market for our type of software is reduced,
•	competition increases, or
•	sales of such products or services decline,

any of these factors could have a material adverse affect on our business, operating results and financial condition.

AXS-One has a concentration of revenues from certain customers.

During the last two years, AXS-One has generated a significant amount of revenues from a select number of customers. Because of the size of certain of our customers, it is likely that they will continue to generate a significant portion of our revenues especially in our services revenue area. If any of these customers should discontinue their business with us it could have a material adverse affect on our business, operating results and financial condition. There is no assurance that we would be able to replace these lost revenues with revenues from new or other existing customers.

For the year ended December 31, 2006, two customers represented 13.6% and 13.3% individually, of total revenue. For the year ended December 31, 2005 one customer represented 18.4% of total revenue. For the year ended December 31, 2006, two customers represented 31.5% and 14.3%, individually, of license revenue. For the year ended December 31, 2005, three customers represented 26.8%, 16.4% and 12.2% individually of license revenue. One customer represented 13.0% of service revenues for the year ended December 31, 2006. One customer represented 13.6% of service revenues for the year ended December 31, 2005.

AXS-One’s market is characterized by new products frequently being introduced, rapid technology changes, product defect risks, and development delays.

If AXS-One is unable, for technological, financial or other reasons, whether or not within its control, to develop and introduce new products or enhancements in a timely manner to respond to changing customer requirements, technological change or emerging industry standards, our business, operating results and financial condition could suffer.

Our software performance, customization, reporting capabilities, or other business objectives may or may not be affected by these changes and may or may not render us incapable of meeting future customer software demands. Introducing products embodying new technologies and emerging industry standards can render existing products obsolete and unmarketable. Accordingly, it is difficult to estimate our products’ life cycles. Our future success will depend in part on our ability to develop and introduce new modules for the AXS-One Compliance Platform that respond to evolving customer requirements and keep pace with technological development and emerging industry standards, such as new:

•	operating systems,
•	hardware platforms,
•	new environments such as subscription and hosting providers,
•	interfaces, and
•	third party hardware and application software.

We can give no assurance that:

•	we will be successful in developing and marketing product enhancements or new products that respond to:
•	technological change,
•	changes in customer requirements, or
•	emerging industry standards.
•	we will not experience difficulties that could delay or prevent our successfully developing, introducing and marketing new products and enhancements, or
•	any new products or enhancements that we may introduce will be accepted by our target market.

Software products as complex as those we offer often encounter development delays and, when introduced or when new versions are released, may contain undetected errors or may simply fail. These delays, errors or failures create a risk that the software will not operate correctly and could cause our future operating results to fall short of expectations published by certain public market financial analysts or others. From time to time, we develop products that are intended to be compatible with various new computer operating systems, although we make no assurances that we will successfully develop software products that will be compatible with additional operating systems or that will perform as we intend. Additionally, our products, technologies and our business in general rely upon third-party products from various sources including, among others:

•	hardware and software vendors,
•	relational database management systems vendors,
•	ERP software vendors,
•	reporting software vendors,
•	open source community,
•	IM software vendors, or
•	e-mail system vendors.

In the future, it is unclear whether our dependence upon these third-party products will affect our ability to support or make our products readily available. In the past, we have experienced delays by third parties who develop software that our products depend upon. These holdups have resulted in delays in developing and shipping our products. Despite testing by us as well as by our current and potential customers, errors may be found in new products or enhancements after we ship them that can delay or adversely affect market acceptance. We cannot assure anyone that any of these problems would not adversely affect our business, operating results and financial condition.

We may not be successful in convincing customers to migrate to future releases of our products.

Our customers may not be willing to incur the costs or invest the resources necessary to complete upgrades to current or future releases of our products. This may lead to our loss of services, maintenance, and other support revenues, as well as less future business from customers that continue to operate prior versions of our products.

We risk being de-listed from the American Stock Exchange, which could reduce our ability to raise funds.

On October 6, 2006 the American Stock Exchange (AMEX) notified us that we were not in compliance with the Exchange’s continued listing requirements due to shareholders equity of less than $2,000,000 and losses from continuing operations and/or net losses in two out of our three most recent fiscal years. We submitted a compliance plan on November 6, 2006, advising the AMEX of actions we have taken or will take to bring AXS-One into compliance with the Exchange’s continued listing standards within a maximum of 18 months. The AMEX has reviewed the Company’s plan of compliance to meet the AMEX’s continued listing standards and will continue the Company’s listing while the Company seeks to regain compliance with the listing standards during the period ending April 6, 2008. During the plan period, the Company must continue to provide the AMEX staff with updates regarding initiatives set forth in its plan of compliance. The Company will be subject to periodic review by the AMEX staff during the plan period. If the Company is not in compliance with the continued listing standards on April 6, 2008 or the Company does not make progress consistent with the plan during the plan period, then the AMEX may initiate immediate delisting proceedings.

If our common stock were to be de-listed by the American Stock Exchange, we might be unable to list our common stock with another stock exchange. In that event, trading of our common stock might be limited to the OTC Bulletin Board or similar quotation system. Inclusion of our common stock on the OTC Bulletin Board or similar quotation system could adversely affect the liquidity and price of our common stock and make it more difficult for AXS-One to raise additional capital on favorable terms, if at all. In addition, de-listing by the American Stock Exchange might negatively impact AXS-One’s reputation and, as a consequence, its business.

In the future, AXS-One may not have sufficient capital resources to fully carry out its business plans.

Our ability to carry out our future business plans and achieve the anticipated results will be affected by the amount of cash generated from operations. As of March 31, 2007 the Company had $4,693,000 of cash and cash equivalents including $484,000 held by our foreign operations. There is also the risk that cash held by our foreign subsidiaries will not be readily available for use in our U.S. operations as the transfer of funds is sometimes delayed due to various foreign government restrictions. Accordingly, we may in the future be required to seek new sources of financing or future accommodations from our existing lender or other financial institutions, or we may seek equity infusions from private investors. We may also be required to further reduce operating costs in order to meet our obligations.

On May 29, 2007, we entered into a Convertible Note and Warrant Purchase Agreement pursuant to which we sold and issued an aggregate of $5,000,000 of convertible notes consisting of (i) $2,500,000 of Series A 6% Secured Convertible Promissory Notes due May 29, 2009 and (ii) $2,500,000 of Series B 6% Secured Convertible Promissory Notes due May 29, 2009, together with warrants to purchase an aggregate of 2,000,000 shares of our common stock. These Convertible Notes and our outstanding senior credit facility with Silicon Valley Bank are secured by substantially all of our assets and any default with respect to these securities could therefore have a material adverse effect on the Company and our stockholders.

In December 2006 and in each of June 2005 and 2004 we initiated cost reduction efforts designed to reduce our operating costs and reduce our need for additional capital. In the future, if we are unsuccessful with increasing revenues and operating cash flow, we may be required to further reduce our operating costs. We believe we can successfully reduce the Company’s cost structure in the event of a shortage of capital; however, there can be no assurance that we will be able to reduce operating costs quickly enough or in amounts sufficient to avoid the need to find additional sources of financing.

No assurance can be given that management’s initiatives to generate profitable operations will be successful or that any additional necessary sources of financing, lender accommodations or equity infusions will be available. As a result our business, operating results and financial condition could be adversely impacted.

AXS-One depends upon its proprietary technology and if we were unable to protect our technology, our competitive position would be adversely affected.

We believe that our success greatly depends on our proprietary software and technology. We rely primarily on a combination of trademark and copyright law, trade secret protection and contractual agreements with our employees, customers, partners and others to protect our proprietary rights. Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to copy all or part of our products or reverse engineer or obtain and use information that we regard as proprietary. We make our source code available to certain of our customers and partners, which may increase the likelihood of misappropriation or other misuse of our software. Additionally, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States. We cannot assure anyone that the steps we take to protect our proprietary rights will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to ours.

Although we believe that the trademarks and service marks we use are distinct, there can be no assurance that we will be able to register or protect such trademarks and service marks.

Our products may become subject to infringement claims.

We believe that none of our products, trademarks, or service marks, technologies or other proprietary rights infringe upon the proprietary rights of any third parties. However, as the number of software products in our industry increases and the functionality of these products further overlap, we believe that software developers like us may become increasingly subject to infringement claims. Additionally, the market in which we compete has seen an increase in the number of “business method” patents issued, and infringement claims asserted, based on these issued patents. Any claims asserted, regardless of their merit, can be time consuming and expensive to defend, could cause delays in shipping our products or require us to enter into royalty or licensing agreements that may not be available on terms acceptable to us. Any of these factors would significantly impact our operating results and financial conditions or materially disrupt the conduct of our business. We cannot assure anyone that third parties will not assert infringement claims against us in the future with respect to our current or future products or services.

A security breach could harm our business.

Our products provide security features designed to protect its users’ data from being retrieved or modified without being authorized. While AXS-One continues to review and enhance the security features in its products, we can make no assurances concerning the successful implementation of security features and their effectiveness within a customer’s operating environment. If an actual security breach were to occur, our business, operating results and financial condition could suffer.

A variety of risks associated with AXS-One’s international operations could adversely affect our business.

Risks inherent in international revenue include the impact of longer payment cycles, greater difficulty in accounts receivable collection, unexpected changes in regulatory requirements, tariffs and other trade barriers, and difficulties in staffing and managing foreign operations. In addition, most of our international license fees and services revenues are denominated in foreign currencies which can have an impact on our consolidated revenues as exchange rates fluctuate. Currently, we do not hedge against foreign currency exchange risks but in the future we may commence hedging against specific foreign currency transaction risks. We may be unable to hedge all of our exchange rate exposure economically and exchange rate fluctuations may have a negative effect on our ability to meet our obligations. With respect to our international sales that are U.S. dollar denominated, decreases in the value of foreign currencies relative to the U.S. dollar could make our products less price competitive. These factors may have a material adverse effect on our future international revenue.

We believe that our continued growth and profitability will require AXS-One to expand its sales in international markets, which require significant management attention and financial resources. As a result, we expect that revenues from customers outside the United States will continue to represent a significant percentage of our total revenues in the future. We cannot assure anyone, however, that we will be able to maintain or increase international market demand for our products and services.

In 2006, 2005 and 2004 the Company’s total revenues generated from continuing operations by the Company’s foreign offices were as follows:

Year	Amount	Percentage of Total Revenues
2006	$3.9 million	38.1%
2005	$4.3 million	38.1%
2004	$2.1 million	20.5%

AXS-One is subject to additional risks related to operating in foreign countries. These risks generally include:

•	unexpected changes in tariffs, trade barriers and regulatory requirements,
•	costs of localizing products for foreign countries,
•	lack of acceptance of localized products in foreign markets,
•	longer accounts receivable payment cycles,
•	difficulties managing international operations,
•	potentially adverse tax consequences,
•	restrictions on repatriation of earnings,
•	loss of key personnel,
•	reduced legal protection of our intellectual property, and
•	the burden of complying with a wide variety of foreign laws.

Any of these factors, or others, could adversely affect our future international revenues and, consequently, our business, operating results and financial condition.

We rely on certain third-party relationships.

Our business, product development, operating results and financial condition could be adversely impacted if we fail to maintain our existing relationships or establish new relationships, in the future, with third parties because of diverging interests, one or more of these third parties is acquired, or for any other reason, whether or not within our control. We rely on third-party relationships with a number of consultants, systems integrators and software vendors to:

•	enhance our product development,
•	market and sell our products,
•	implement our software products, and

•	support our customers.

These relationships assist our product development process and assist us in marketing, servicing and implementing our products. A number of these relationships are not memorialized in formal written agreements.

Our products also incorporate software that we license from third parties. These licenses expire from time to time and generally, we do not have access to the source code for the software that a third party will license to us. Certain of these third parties are small companies without extensive financial resources. If any of these companies terminate relationships with us, cease doing business or stop supporting their products, we may be forced to expend a significant amount of time and development resources to try to replace the licensed software. We may also find that replacement is not possible or commercially feasible. If that were to occur, our business, operating results and financial condition could be adversely impacted.

We rely on strategic partners and resellers for a large portion of our new license revenue.

Our strategy has shifted over the past several years to reliance on strategic partners such as Sun Microsystems and other resellers around the world. The loss of a strategic partner or the inability to maintain productive reseller relationships could have a significant negative effect on our ability to generate new license and related service revenue.

AXS-One’s executive officers, directors and affiliates own a significant amount of its common stock.

This stock ownership may prevent or discourage tender offers for our common stock unless these significant stockholders approve the terms of any such offers. As of June 30, 2007, AXS-One’s executive officers, directors and affiliates together beneficially own approximately 33% of our outstanding common stock. As a result, these stockholders are able to exercise significant influence over matters requiring stockholder approval including:

•	electing directors, and
•	mergers, consolidations, and sale of all or substantially all of our assets.

AXS-One relies on its key personnel and may have difficulty attracting and retaining the skilled employees it needs to operate successfully.

AXS-One’s future success will depend, in large part, on the continued service of its key executives and, if we fail to attract and maintain those executives, the quality of our products, our business, financial condition and operating results could suffer. We cannot provide assurances that turnover of our key executives will not continue, and that such turnover would not adversely affect our business, operating results and financial condition.

We also believe that our future success will depend, in large part, on our ability to attract, retain and motivate highly skilled employees and particularly, technical, management, sales and marketing personnel. Competition for qualified employees in our industry is intense. AXS-One has from time to time in the past experienced, and expects to continue experiencing, difficulty in hiring and retaining employees with appropriate qualifications. We cannot assure anyone that we will be able to retain our employees or attract or retain highly qualified employees to develop, market, service and support our products and conduct our operations.

AXS-One’s common stock trading price may be volatile for reasons over which it may have little or no control.

AXS-One’s common stock trading price has, from time to time, experienced, and is likely to continue to experience, significant price and volume fluctuations, often responding to, among other factors:

•	quarterly variations in our operating results,
•	the gain or loss of significant contracts,
•	changes in earnings estimates by securities analysts,
•	announcements of technological innovations by us or our competitors,
•	announcements of new products or services by us or our competitors,
•	dilution caused by conversion of convertible securities,
•	general conditions in the software and computer industries, and
•	general economic and market conditions.

Additionally, the stock market, in general, frequently experiences extreme price and volume fluctuations. In particular, the market prices of the securities of companies such as ours have been especially volatile recently, and often these fluctuations have been unrelated or disproportionate to the operating performance of the affected companies. The market price of our common stock may be adversely affected by these market fluctuations. Also, the low market price of our common stock may make it prohibitive to obtain additional equity funding.

AXS-One has never paid or declared dividends and does not expect to in the foreseeable future.

AXS-One has never paid or declared any cash dividends and we do not expect to pay any cash dividends in the foreseeable future. We currently intend that future earnings, if any, be retained for business use.

Changes in laws and regulations that affect the governance of public companies have increased our operating expenses and will continue to do so.

Changes in the laws and regulations affecting public companies included in the Sarbanes-Oxley Act of 2002 have imposed new duties on us and on our executives, directors, attorneys and independent registered public accounting firm. In order to comply with these new rules, we hired a consulting advisory firm to assist us in the process and we also expect to use additional services of our outside legal counsel, both of which will increase our operating expenses. In particular, we expect to incur additional administrative expenses as we implement Section 404 of the Sarbanes-Oxley Act, which requires management to report on, and our Independent Registered Public Accounting Firm to attest to, our internal controls. For example, we expect to incur significant expenses in connection with the implementation, documentation and testing of our existing control systems and possible establishment of new controls. Management time associated with these compliance efforts necessarily reduces time available for other operating activities, which could adversely affect operating results. If we are unable to achieve full and timely compliance with these regulatory requirements, we could be required to incur additional costs, expend additional management time on remedial efforts and make related public disclosures that could adversely affect our stock price.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference herein, contain “forward-looking statements.” These statements may be made directly in this prospectus or in documents incorporated by reference herein. Words such as “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and words and terms of similar substance used in connection with any discussion of future operating or financial performance, identify forward-looking statements. All forward-looking statements constitute our present estimates of future events and are subject to a number of factors and uncertainties, including, without limitation, the risks discussed in “Risk Factors”, that could cause actual results to differ materially from those described in the forward-looking statements. In addition, the risks related to our business, among others, could cause actual results to differ materially from those described in the forward-looking statements. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or as of the date of any document incorporated by reference in this prospectus, as applicable. We are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. All proceeds will be for the account of the selling stockholders, as described below. See “Selling Stockholders” and “Plan of Distribution”. We could receive up to $20,000 upon payment of the exercise price of the warrants. We intend to use any such proceeds for general working capital.

SELLING STOCKHOLDERS

This prospectus relates to the offer and sale from time to time by the selling stockholders, including their transferees, pledgees or donees or their respective successors of up to 5,942,722 shares of common stock, including up to 2,816,230 shares issuable upon the conversion of Series A 6% secured convertible promissory notes, 1,126,492 shares issuable upon the conversion of Series B 6% secured convertible promissory notes, and 2,000,000 shares issued or issuable upon the exercise of presently exercisable warrants, plus an indeterminate number of additional shares of common stock that may be issued from time to time upon conversion of the promissory notes or upon exercise of the warrants as a result of anti-dilution adjustments resulting from stock splits, stock dividends, or similar transactions.

All shares registered for resale in this prospectus are issuable (i) upon the conversion of the notes (including the potential total amount of interest payable under the notes through the maturity date) and (ii) upon the exercise of the warrants. The shares are being registered for resale in accordance with the Investor Rights Agreement executed in connection with the private placement transaction described below. The notes and warrants have fixed conversion and exercise prices, as applicable, and there are no substantive anti-dilution or “reset” provisions in either the notes or the warrants, and accordingly, no additional shares may be issued and sold under the applicable agreements governing the private placement transaction. The number of shares issuable upon conversion of the notes may be lower if the notes are converted prior to their maturity date, since less interest will have accrued.

Background Regarding the Private Placement Transaction

The common stock offered herein is underlying securities sold in a private placement transaction under Rule 506 promulgated under the Securities Act of 1933, as amended, to the three accredited investors listed in the selling stockholder table below.

The Purchase Agreement. On May 29, 2007, AXS-One entered into a Convertible Note and Warrant Purchase Agreement (the “Purchase Agreement”) pursuant to which it sold and issued an aggregate of $5,000,000 of convertible notes consisting of (i) $2,500,000 of Series A 6% Secured Convertible Promissory Notes due May 29, 2009 (the “Series A Notes”), and (ii) $2,500,000 of Series B 6% Secured Convertible Promissory Notes due May 29, 2009 (the “Series B Notes” and together with the Series A Notes, the “Notes”), together with warrants to purchase an aggregate of 2,000,000 shares of common stock of AXS-One at an exercise price of $0.01 per share (the “Warrants”). Net cash proceeds to AXS-One after transaction expenses were approximately $4.9 million, reflecting $100,000 paid for legal and other filing fees and costs. In addition to the cash fees paid, there was a non-cash discount of $0.66 per warrant share, or $1,320,000 with respect to the 2,000,000 warrants issued, representing the difference between the market price of AXS-One common stock on the closing date of the financing ($0.67) and the exercise price of the Warrants ($0.01).

The Purchase Agreement provides that as long as any of the Notes remain outstanding, (a) BlueLine Partners, LLC shall have the right, from time to time, to designate one individual, in its sole discretion, to serve as a director of AXS-One (the “Purchaser Director Designee”), (b) AXS-One shall use its best efforts to cause the Purchaser Director Designee to be nominated and elected for service as director (the “Purchaser Board Seat”) promptly following the financing closing and at each meeting of AXS-One stockholders held for the purpose of electing directors and (c) if at any time, or from time to time, the Purchaser Board Seat is or becomes vacant for any reason prior to the next annual meeting of stockholders, AXS-One will use its best efforts to cause the vacancy to be filled with a Purchaser Director Designee. The right of BlueLine Partners, LLC set forth in the Purchase Agreement is not transferable under any circumstances, whether by sale or assignment of notes or otherwise.

The Purchase Agreement contains negative covenants to the effect that unless approved in writing by the holders of a majority of the principal amount of the Notes then outstanding, AXS-One (a) shall not declare or pay any dividend or distribution with respect to its common stock, (b) shall not create and/or issue any classes of preferred stock, and (c) shall not incur any secured indebtedness senior to the Notes other than its current facility with Silicon Valley Bank or a comparable facility.

The Purchase Agreement also provides the Note holders with the right to participate in certain future securities offerings of AXS-One. During the period ending on May 29, 2009, the Note holders have the right to purchase their pro rata share of an aggregate of thirty percent (30%) of the securities being offered in the future offering on the same terms as that offered to the other investors in the offering.

The Notes. The Series A Notes mature on May 29, 2009, are convertible into AXS-One common stock at a fixed conversion rate of $1.00 per share, bear interest of 6% per annum and are secured by substantially all the assets of AXS-One. The Series B Notes mature on May 29, 2009, are convertible into AXS-One common stock at a fixed conversion rate of $2.50 per share, bear interest of 6% per annum and are secured by substantially all the assets of AXS-One. Interest is compounded quarterly and payable at maturity; provided, that if the Note holders convert the notes into AXS-One common stock, any accrued interest amounts shall be converted into common stock. The Notes may be converted at the option of the Note holder at any time prior to maturity. The conversion prices of the Notes were at a premium to the market price per share of AXS-One common stock on the closing date of the financing ($0.67).

The Warrants. Each Note holder received a Warrant to purchase a number of shares of AXS-One common stock equal to 40% of the principal amount of notes purchased. Each Warrant has an exercise price of $0.01 per share and is exercisable at any time through May 29, 2014. There was a non-cash discount of $0.66 per warrant share, or $1,320,000 with respect to the 2,000,000 warrants issued, representing the difference between the market price of AXS-One common stock on the closing date of the financing ($0.67) and the exercise price of the Warrants ($0.01).

Other Transaction Agreements. AXS-One and the investors entered into a Security Agreement pursuant to which BlueLine Capital Partners, LP, as agent for the Note holders, was granted a security interest in substantially all the assets of AXS-One to secure the payment obligations under the Notes. Pursuant to a Subordination Agreement, this security interest has been subordinated to the security interest of Silicon Valley Bank, AXS-One’s current senior lender. The parties also entered into an Investor Rights Agreement, pursuant to which AXS-One agreed to file this registration statement to allow the selling stockholders to sell any AXS-One common stock issued upon conversion of the Notes or upon exercise of the Warrants.

Payments in Connection with the Private Placement. The only payment in connection with the transaction that AXS-One is required to make to the selling stockholders is payment of principal and interest on the Notes. Interest on the outstanding principal balance of the Notes accrues at a rate of six percent (6.00%) per annum, compounded quarterly, to be paid at maturity on May 29, 2009 (unless the obligation to pay has been accelerated by a sale of AXS-One or prepayment of the Notes); provided, that in the case of the conversion of the Notes at the option of the investors into common stock interest is payable in the form of shares of AXS-One common stock. The total outstanding principal of all Series A Notes and Series B Notes is $2,500,000 each, for an aggregate outstanding principal of all Notes of $5,000,000. If there has been no acceleration of the obligation to pay, on May 29, 2009, the total accumulated aggregate interest on the Series A Notes and Series B Notes will be $316,231 each. Upon conversion of the Series A Notes on May 29, 2009, AXS-One will distribute to the investors 316,230 shares of its common stock, and upon conversion of the Series B Notes on May 29, 2009, AXS-One will distribute to the investors 126,492 shares of its common stock, for a total distribution of 442,722 shares of common stock, as payment of this interest. If the notes are converted prior to maturity, the accrued interest would be lower and fewer shares would be issued as payment of interest. There were no “finders” or “placement agents” fees related to this transaction, and there are no other payments that AXS-One is required to make to the selling shareholders, including liquidated damages and any other payments or potential payments. As described herein, BlueLine Capital is entitled to appoint one member of the Board of Directors of AXS-One and that person is compensated for Board service in the same manner as other non-employee directors.

Impact and Tabular Analysis of the Private Placement Transaction

Financial Statement and Capital Structure Impact

Net cash proceeds to AXS-One after transaction expenses were approximately $4.9 million, reflecting $100,000 paid for legal and other filing fees and costs. In addition to the cash expenses paid, there was a non-cash expense relating to the discount of $0.66 per warrant share, or $1,320,000, with respect to the 2,000,000 warrants issued, representing the difference between the market price of AXS-One common stock on the closing date of the financing ($0.67) and the exercise price of the Warrants ($0.01). For financial statement purposes, the non-cash expense is amortized as interest expense monthly over the two year term of the notes. This non-cash expense, when added to the cash expenses, resulted in aggregate expenses related to the transaction of $1,420,000.

The potential conversion of the Notes (including accrued interest to maturity) and the warrants would result in the aggregate issuance of up to 5,942,722 shares of our common stock.

Tabular Analysis

The following table shows the value of the Notes had they been converted into our common stock on May 29, 2007 (the date of initial issuance) based upon the market price of AXS-One common stock on that date. We note that the ultimate profit or loss to the investors related to the Notes is speculative and dependent upon the timing of any conversion and the future price per share of our common stock.

	Shares	Market Price on 5/29/07	Conversion Price	Profit Per Share	Total Profit	Principal Conversion Shares	Market Price of Shares	Total Discount To Market
Series A Convertible Notes	2,500,000	$0.67	$1.00	$(0.33)	$(825,000)	2,500,000	$1,675,000	—
Series B Convertible Notes	1,000,000	$0.67	$2.50	$(1.83)	$(1,830,000)	1,000,000	$670,000	—
Total	3,500,000				$(2,655,000)	3,500,000	$2,345,000	—

The following table shows the value of the warrants had they been exercised for shares of our common stock on May 29, 2007 (the date of initial issuance) based upon the market price of AXS-One common stock on that date. We note that the ultimate profit or loss to the investors related to the exercise of the warrants is speculative and dependent upon the timing of any exercise and the future price per share of our common stock.

	Shares	Market Price on 5/29/07	Exercise Price	Profit Per Share	Total Profit	Total Possible Shares	Market Price of Shares	Total Possible Discount To Market
Warrants	2,000,000	$0.67	$0.01	$0.66	$1,320,000	2,000,000	$1,340,000	$1,320,000
Total	2,000,000				$1,320,000	2,000,000	$1,340,000	$1,320,000

The following table shows the aggregate value of the Notes and warrants had they been converted into or exercised for shares of our common stock on May 29, 2007 (the date of initial issuance) based upon the market price of AXS-One common stock on that date. We note that the ultimate profit or loss to the investors related to the conversion of the Notes and the exercise of the warrants is speculative and dependent upon the timing of any conversion or exercise and the future price per share of our common stock.

Total Profit of selling stockholders resulting from Notes conversion and warrant exercise at May 29, 2007:
Note conversion	$(2,655,000)
Warrant exercise	$1,320,000
Total	$(1,335,000)
Total discount to market of the conversion shares	0

The following provides a tabular analysis of the cash and non-cash costs of the financing transaction, including as a percentage of the gross transaction proceeds.

Transaction Cost Details
		% of Total
Gross Proceeds of Transaction	$5,000,000
100.0%

Payments to be made by AXS-One Represents legal and accounting costs	$100,000	2.0%
Net Cash Proceeds	$4,900,000	98.0%
Non-Cash charge relating to warrant discount	$1,320,000	26.4%
Proceeds after all expenses	$3,580,000	71.6%

Selling Stockholder Information

None of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years, except in connection with the private placement transaction described above. In connection with our sale and issuance of the Notes and Warrants, we agreed to grant BlueLine Capital, LLC the right to designate one individual to serve on our Board of Directors while the notes are outstanding. Effective May 29, 2007, we increased the size of our Board of Directors to nine members and in accordance with the terms of Purchase Agreement filled the vacancy created thereby by appointing Timothy P. Bacci to our Board. Mr. Bacci is a Managing Director of BlueLine Partners, an affiliate of BlueLine Capital Partners, LP and BlueLine Capital Partners II. LP, which are each selling stockholders hereunder.

There have been no prior securities transactions between AXS-One (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

The selling stockholders listed in the table below may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their common stock since the date as of which the information in the table is presented. Information about the selling stockholders may change over time. Any changed information will be set forth in an amendment to the registration statement or supplement to this prospectus, as required by law. None of the selling stockholders are broker-dealers or affiliated with a broker-dealer.

The following table contains information furnished to us by the selling stockholders, as of September 26, 2007, with respect to the selling stockholders and the common stock beneficially owned by each selling stockholder that may be offered under this prospectus. We prepared this table based on information supplied to us by the selling stockholders named in the table and have not sought to verify such information.

Name	Number of shares of common stock beneficially owned prior to the offering		Percentage of common stock outstanding	Number of shares of common stock that may be sold hereby		Number of shares of common stock beneficially owned after the offering(1)		Percentage of common stock outstanding(1)
BlueLine Capital Partners, LP	5,533,025	(2)	13.6%	2,971,361	(3)	2,233,025	(4)	5.5%

BlueLine Capital Partners II, LP	5,533,025	(2)	13.6%	594,272	(5)	2,233,025	(4)	5.5%

Jurika Family Trust U/A 3/17/1989	5,225,066	(6)	13.4%	2,377,089	(7)	3,025,066	(8)	7.8%
______________

(1)

Assumes the conversion of all notes and the exercise of all warrants offered by this prospectus by the applicable selling stockholder and no other purchases or sales of our common stock by the selling stockholder.

(2)

Consists of: (i) 1,899,815 shares of common stock held by BlueLine Capital Partners, LP; (ii) 150,350 shares of common stock held by BlueLine Capital Partners II, LP; (iii) 142,860 shares of common stock held by BlueLine Capital Partners III, LP; (iv) 40,000 shares of restricted common stock held by Timothy P. Bacci; (v) 1,250,000 shares of common stock issuable upon conversion of principal of Series A 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners, LP; (vi) 500,000 shares of common stock issuable upon conversion of principal of Series B 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners, LP; (vii) 1,000,000 shares of common stock issuable upon exercise of warrants held by BlueLine Capital Partners, LP; (viii) 250,000 shares of common stock issuable upon conversion of Series A 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners II, LP; (ix) 100,000 shares of common stock issuable upon conversion of Series B 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners II, LP; and (x) 200,000 shares of common stock issuable upon exercise of warrants held by BlueLine Capital Partners II, LP. Timothy P. Bacci, a managing director of BlueLine Partners may be deemed to beneficially own the foregoing shares. The address of BlueLine Capital Partners, LP and BlueLine Capital Partners II, LP is 402 Railroad Avenue, Suite 201, Danville, CA 94526.

(3)       Consists of: (i) 1,250,000 shares of common stock issuable upon conversion of principal of Series A 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners, LP; (ii) 500,000 shares of common stock issuable upon conversion of principal of Series B 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners, LP; (iii) 158,115 shares of common stock issuable upon conversion of interest on Series A 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners, LP; (iv) 63,246 shares of common stock issuable upon conversion of interest on Series B 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners, LP and (v) 1,000,000 shares of common stock issuable upon exercise of warrants held by BlueLine Capital Partners, LP.

(4)       Consists of: (i) 1,899,815 shares of common stock held by BlueLine Capital Partners, LP; (ii) 150,350 shares of common stock held by BlueLine Capital Partners II, LP; (iii) 142,860 shares of common stock held by BlueLine Capital Partners III, LP; and (iv) 40,000 shares of restricted common stock held by Timothy P. Bacci. Assumes that all shares of common stock issuable as described in Notes (3) and (5) will sold.

(5)       Consists of: (i) 250,000 shares of common stock issuable upon conversion of Series A 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners II, LP; (ii) 100,000 shares of common stock issuable upon conversion of Series B 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners II, LP; (iii) 31,623 shares of common stock issuable upon conversion of interest on Series A 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners II, LP; (iv) 12,649 shares of common stock issuable upon conversion of interest on Series B 6% Secured Convertible Promissory Notes held by BlueLine Capital Partners II, LP; and (v) 200,000 shares of common stock issuable upon exercise of warrants held by BlueLine Capital Partners II, LP.

(6)

Consists of: (i) 3,222,700 shares of common stock held by Jurika Family Trust U/A 3/17/1989 (including 800,000 shares of common stock issued upon exercise of warrants held by Jurika Family Trust U/A 3/17/1989 issued in the May 2007 private placement transaction); (ii) 498,900 shares of common stock held by William K. Jurika IRA; (iii) 2,700 shares of common stock held by Michelle Jurika IRA; (iv) 100,766 shares of common stock issuable upon exercise of warrants held by Jurika Family Trust U/A 3/17/1989; (v) 1,000,000 shares of common stock issuable upon conversion of Series A 6% Secured Convertible Promissory Notes held by Jurika Family Trust U/A 3/17/1989; and (vi) 400,000 shares of common stock issuable upon conversion of Series B 6% Secured Convertible Promissory Notes held by Jurika Family Trust U/A 3/17/1989. William K. Jurika has sole voting and dispositive power over all of the foregoing shares. The address of Jurika Family Trust U/A 3/17/1989 is 42 Glen Alpine Road, Piedmont, CA 94611.

(7)

Consists of: (i) 1,000,000 shares of common stock issuable upon conversion of Series A 6% Secured Convertible Promissory Notes held by Jurika Family Trust U/A 3/17/1989; (ii) 400,000 shares of common stock issuable upon conversion of principal of Series B 6% Secured Convertible Promissory Notes held by Jurika Family Trust U/A 3/17/1989; (iii) 800,000 shares of common stock issued upon exercise of warrants held by Jurika Family Trust U/A 3/17/1989; (iv) 126,492 shares of common stock issuable upon conversion of interest payable on Series A 6% Secured Convertible Promissory Notes held by Jurika Family Trust U/A 3/17/1989; and (v) 50,597 shares of common stock issuable upon conversion of interest payable on Series B 6% Secured Convertible Promissory Notes held by Jurika Family Trust U/A 3/17/1989.

(8)

Consists of: (i) 2,422,700 shares of common stock held by Jurika Family Trust U/A 3/17/1989; (ii) 498,900 shares of common stock held by William K. Jurika IRA; (iii) 2,700 shares of common stock held by Michelle Jurika IRA; and (iv) 100,766 shares of common stock issuable upon exercise of warrants held by Jurika Family Trust U/A 3/17/1989.

PLAN OF DISTRIBUTION

We are registering the shares of common stock on behalf of the selling security holders. Sales of shares may be made by selling security holders, including their respective donees, transferees, pledgees or other successors-in-interest directly to purchasers or to or through underwriters, broker-dealers or through agents. Sales may be made from time to time on the American Stock Exchange, any other exchange or market upon which our shares may trade in the future, in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to market prices, or at negotiated or fixed prices. The shares may be sold by one or more of, or a combination of, the following:

•          a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction (including crosses in which the same broker acts as agent for both sides of the transaction);

•	purchases by a broker-dealer as principal and resale by such broker-dealer, including resales for its account, pursuant to this prospectus;
•	ordinary brokerage transactions and transactions in which the broker solicits purchases;
•	through options, swaps or derivatives;
•	in privately negotiated transactions;
•	in making short sales or in transactions to cover short sales; and
•	put or call option transactions relating to the shares.

The selling security holders may effect these transactions by selling shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling security holders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities.

The selling security holders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with those transactions, the broker-dealers or other financial institutions may engage in short sales of the shares or of securities convertible into or exchangeable for the shares in the course of hedging positions they assume with the selling security holders. The selling security holders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery of shares offered by this prospectus to those broker-dealers or other financial institutions. The broker-dealer or other financial institution may then resell the shares pursuant to this prospectus (as amended or supplemented, if required by applicable law, to reflect those transactions).

The selling security holders and any broker-dealers that act in connection with the sale of shares may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, and any commissions received by broker-dealers or any profit on the resale of the shares sold by them while acting as principals may be deemed to be underwriting discounts or commissions under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against liabilities, including liabilities arising under the Securities Act. We have agreed to indemnify each of the selling security holders and each selling security holder has agreed, severally and not jointly, to indemnify us against some liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

The selling security holders will be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling security holders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934 may apply to their sales in the market.

Selling security holders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling security holder that a material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this prospectus, if required pursuant to Rule 424(b) under the Securities Act, disclosing:

•	the name of each such selling security holder and of the participating broker-dealer(s);
•	the number of shares involved;
•	the initial price at which the shares were sold;
•	the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable;
•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and
•	other facts material to the transactions.

In addition, if required under applicable law or the rules or regulations of the Commission, we will file a supplement to this prospectus when a selling security holder notifies us that a donee or pledgee intends to sell more than 500 shares of common stock.

We are paying all expenses and fees customarily paid by the issuer in connection with the registration of the shares. The selling security holders will bear all brokerage or underwriting discounts or commissions paid to broker-dealers in connection with the sale of the shares.

LEGAL MATTERS

The validity of the securities in respect of which this prospectus is being delivered will be passed on for us by Wiggin and Dana LLP, Stamford, Connecticut.

EXPERTS

The consolidated financial statements and the consolidated Schedule II – Valuation and Qualifying Accounts of AXS-One Inc. and subsidiaries as of December 31, 2006, and for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the reports of Amper, Politziner & Mattia, P.C., an independent registered public accounting firm, upon the authority of said firm as experts in accounting and auditing.

The consolidated balance sheet of AXS-One Inc. and subsidiaries as of December 31, 2005, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ deficit and cash flows for the years ended December 31, 2005 and 2004, before the effects of the adjustments to retrospectively report the discontinued operations described in Note 2 to the 2006 consolidated financial statements, (not separately included or incorporated by reference herein) and the related consolidated financial statement schedule for the years ended December 31, 2005 and 2004, have been audited by KPMG LLP. The adjustments to the consolidated financial statements to retrospectively report the discontinued operations described in Note 2 to the 2006 consolidated financial statements have been audited by Amper, Politziner & Mattia, P.C. The consolidated financial statements and schedule of AXS-One Inc. and subsidiaries as of December 31, 2005 and for the years ended December 31, 2005 and 2004 incorporated herein and in the registration statement by reference to the Annual Report on Form 10-K for the year ended December 31, 2006, have been incorporated by reference herein and in the registration statement in reliance upon the reports of (i) KPMG LLP, independent registered public accounting firm, solely with respect to the consolidated financial statements before the effects of the adjustments to retrospectively report the discontinued operations described in Note 2, and the consolidated financial statement schedule and (ii) Amper, Politziner & Mattia, P.C., solely with respect to the adjustments to the consolidated financial statements to retrospectively report the discontinued operations described in Note 2, upon the authority of said firms as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Exchange Act. You may read and copy any reports, statements or other information on file at the Securities and Exchange Commission public reference room located at 100 F Street N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. Securities and Exchange Commission filings are also available to the public from commercial document retrieval services. These filings are also available at the Internet website maintained by the Securities and Exchange Commission at http://www.sec.gov.

We incorporate by reference into this prospectus the documents listed below and any future filings we make with the Securities and Exchange Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, provided, however, that we are not incorporating any information furnished under Items 2.02 or 7.01 of any current report on Form 8-K. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded to the extent a statement contained in (1) this prospectus or (2) any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement.

•	Current Reports on Form 8-K filed on February 16, 2007, March 1, 2007, March 7, 2007, April 19, 2007, April 26, 2007, May 23, 2007, June 1, 2007, July 23, 2007, August 2, 2007 and September 10, 2007;
•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007, and June 30, 2007;
•	Annual Report on Form 10-K for the year ended December 31, 2006;
•	Definitive Proxy Statement filed April 13, 2007; and
•	the description of our common stock contained in the Registration Statement on Form 8-A filed on November 10, 1997.

Documents incorporated by reference are available without charge, excluding all exhibits unless an exhibit has been specifically incorporated by reference into this prospectus, by requesting them in writing or by telephone at:

AXS-One Inc.

Investor Relations

301 Route 17 North

Rutherford, New Jersey 07070

(201) 935-3400

The information contained on our website does not constitute a part of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, all of which will be borne by the Registrant in connection with the sale of the securities being registered hereby (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or other expenses incurred by the selling stockholders in disposing of the securities being registered hereby). All amounts are estimates except the registration fee.

SEC registration fee	$463.78
Printing expenses	5,000.00
Legal fees and expenses of the Registrant	11,000.00
Accounting fees and expenses	6,000.00
Miscellaneous expenses	$1,000.00
Total	$23,463.78

Item 15. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the Registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Article VII of the Registrant’s bylaws provides for indemnification by the Registrant of its directors, officers and employees to the fullest extent permitted by the Delaware General Corporation Law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit. The Registrant’s certificate of incorporation provides for such limitation of liability.

The Registrant maintains standard policies of insurance under which coverage is provided to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act.

Item 16. Exhibits

Exhibit Number	Document
4.1	Form of Series A 6% Secured Convertible Promissory Note(1)
4.2	Form of Series B 6% Secured Convertible Promissory Note(1)
4.3	Form of Common Stock Purchase Warrant(1)
5.1	Opinion of Wiggin and Dana LLP (2)
23.1	Consent of Amper, Politziner & Mattia, P.C., Independent Registered Public Accounting Firm(2)
23.2	Consent of KMPG LLP, Independent Registered Public Accounting Firm(2)
23.3	Consent of Wiggin and Dana LLP (included in the opinion filed as Exhibit 5)
24.1	Power of Attorney (2)
______________
(1)	Incorporated by reference to the Exhibits filed with our current report on Form 8-K filed June 1, 2007.
(2)	Previously filed.

Item 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of this offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934)

that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rutherford, State of New Jersey, on the 28th day of September, 2007.

AXS-ONE INC.
By:	/s/ William P. Lyons
William P. Lyons
Chairman of the Board and Chief Executive Officer

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on the 28th day of September, 2007.

Signature	Title

/s/ William P. Lyons	Chairman of the Board, Chief Executive Officer and Director (Principal Executive Officer)
(William P. Lyons)

/s/ Joseph Dwyer	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)
(Joseph Dwyer)

/s/ Elias Typaldos*	Director
(Elias Typaldos)

/s/ Timothy P. Bacci*	Director
(Timothy P. Bacci)

/s/ Anthony H. Bloom*	Director
(Anthony H. Bloom)

/s/ Daniel H. Burch*	Director
(Daniel H. Burch)

/s/ Harold D. Copperman*	Director
(Harold D. Copperman)

/s/ Robert Migliorino*	Director
(Robert Migliorino)

Director
(Gennaro Vendome)

/s/ Allan Weingarten*		Director
(Allan Weingarten)

*By:	/s/ William P. Lyons
Attorney-in Fact